NYSE Taking Stock Interview

“Today on Taking Stock | Fed, Earnings Highlight Huge Day on Wall Street”

July 29, 2026

https://tv.nyse.com/taking-stock-1/videos/today-on-taking-stock-fed-earnings-highlight-huge-day-on-wall-street-07-29-2026-20-28-13

TRANSCRIPT

JD Durkin: Welcome back to the show. Joining us now down here on the trading floor, Blue Macellari, lead portfolio manager at T. Rowe  Price just rang the bell down here on the trading floor. It's really nice to see you and congratulations.

Blue Macellari: Thank you. Thanks for having me.

JD: And let's talk all about the reasons that you and your team were just here to do exactly that, the launch of TKNZ. That's the ticker symbol tokens. What is it and what does it say about how mainstream crypto really has become right now? Blue.

BM: Yeah, I think people were not expecting T Rowe Price active crypto ETF and New York Stock Exchange. Um, it's quite a combo. Uh, but yeah, we've launched the first actively managed spot crypto ETF. Uh, and we're excited to be in the market.

We think the active management matters more in crypto than almost any other asset class. So, we're excited to be here.

JD: And if I'm not mistaken, it's a multi-token crypto ETF. We got a lot of other crypto-based ETF products we've been talking about on the show. This one sounds as if you're going about things in a bit of a unique way. What should people know there?

BM: Exactly. So, normally you have a a passive multi-token or a market cap weighted or the vast majority are sort of single name uh crypto ETFs that hold only one token. We run the portfolio much like you would a stock picking type portfolio. We go across the assets, do the research, and select the tokens for the fund.

JD: How do you actively manage, to your point, active versus passive? Actively manage a true one for one crypto portfolio. You're using research, you're using analysis. There's a lot that goes into this.

BM: So, we do fundamental research and analysis is the sort of foundational layer. Above that we look at sector drivers of growth um user interface how the team sort of functions adoption and then because it's crypto you have to pay attention to momentum and trend on top

JD: of course and and I wonder to what degree you have to follow general price action we looked at earlier today we talk about every day Bitcoin is down about 49% off of those highs from October how does tokens now positioned on the backdrop of I think it's fair to say a bit of a crypto bear market ongoing

BM: well we've been in a crypto winter as we like to call it prolonged bare market um for some time but I think that's one of the places active management really matters so we're positioned defensively right now um but if you look people love to focus on Bitcoin being down you 50% 49% depending on your your date um hyperlid is up 128% year-to date so it'sall about picking the tokens.

JD: there is a fluidity to the world of the crypto markets what does that mean in terms of active over passive management for a product like this

BM: so crypto trades 168 hours a week, 7 days a week, right? Um, 365 days a year.

Because we are an actively managed spot physical crypto, we can trade our underlying crypto assets all 168 hours a week if we wanted to or if we needed to.

And that sort of flexibility and agility in a market that moves this much with this much volatility is absolutely critical.

JD: I've only got about 30 seconds left. What most excites you personally about a product like this at a moment like this, Blue?

BM: So, I think this is a a great place to get into the market. We're exciting to be launched here because we've been in a crypto bear market and and it's um a great entry point for us and we're just really excited to bring the first kind, you know, of it, first of its kind ever to market um for a crypto ETF. It's a real trailblazer.

JD: Blue Macellari, T. Rowe Price “Tokens” TKNZ right here at the New York Stock Exchange.

Congratulations and a great bell as well. Thanks for joining us today. Thanks very much. Thanks for having me.